November 16, 2007
MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Carrizo Oil & Gas, Inc.

RE:	Carrizo Oil & Gas, Inc. Form 10-K (File No. 0-22915) Supplement to Original Response to SEC Staff Comments dated September 18, 2007
     We are supplementing information provided by us on October 9, 2007 (the “Original Response”) in response to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated September 18, 2007 regarding the filing listed above. This supplemental information relates to our response to two items in the staff’s comments.
     1. We have determined that, although the total number of wells that we drilled in the Camp Hill field during the nine months ended September 30, 2007 was correct in the Original Response, the actual timing of the drilling of the twelve wells differed within that nine-month period from the description in the Original Response. A total of ten of these wells were drilled in the first half of 2007. Seven of these ten wells were service wells and three were drilled to be producing wells (one of which was unsuccessful). One additional service well and one additional producing well were drilled in the third quarter of 2007. Accordingly, during the nine months ended September 30, 2007, we drilled eight service wells and four wells drilled to be producing wells (one of which was unsuccessful). We remain on track to drill the 15 to 18 wells targeted in the fourth quarter of 2007, having drilled to date in the fourth quarter five service wells and three wells drilled to be producing wells.
     2. We recently confirmed our qualifications to recommence steam injection under permits by rule for two of our generators. Although these permits will only allow us to inject steam at 64% of the rate that we had anticipated, based upon the rate under the original permits for these same generators, we expect to continue to appeal to the regulatory authorities to reinstate the 100% rate of generation allowed under the original permits. Even if we are unsuccessful in increasing the generation rates, our proved reserve volumes for the Camp Hill field are not expected to decrease as a result. A lower generation rate assumption (incorporated into our internal September 30, 2007 proved reserve estimate), however, does extend the productive life of the field by approximately 33% with a corresponding 19%, or $31.2 million, reduction in the present value of the estimated future net revenues discounted at 10% per annum attributable to these proved reserves. Prospectively, we expect to continue to use the lower generation rate assumption in our proved reserve estimates, unless and until such time that we are successful in increasing the generation rates.